EXHIBIT (a)(10)
Update on Cadbury’s defence
Today Kraft announced that it will increase the cash element of its offer by approximately 60 pence a share, but left the overall value of its offer unchanged. In our view, Kraft has once again missed the point. Despite this tinkering, the Kraft offer remains unchanged and derisory with less than half the consideration in cash.”
John Haynes, Head of UK Equity Research at Rensburg Sheppards Investment Management Ltd said: “It’s not really improved. It was 740 before, it is 740 today, which is massively too low as a starting point... most of our shareholders don’t want Kraft shares anyway.”
Meanwhile, Kraft received a significant set-back when Warren Buffett, Kraft’s biggest shareholder, voted against its plans to issue new shares to help fund the takeover bid. Buffet said he didn’t want to authorise Kraft management with a “blank check”.
Kraft has until Tuesday 19 January to change its offer (unless another offer is tabled by a new party) and has extended the deadline for shareholder responses to 2 February.
We will be communicating more of our defence next week, with summary results for 2009 shared by Friday 15 January. Look out for invitations to local town halls later this month.
Important Note
In response to the Offer, Cadbury has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Holders of Cadbury Shares and Cadbury ADSs are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Cadbury are available free of charge on the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Cadbury may be obtained free of charge by contacting Cadbury’s media or investor relations departments at Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, United Kingdom or on Cadbury’s website at www.cadbury.com.